

Mail Stop 4561

July 28, 2017

Larry Page
Chief Executive Officer
Alphabet, Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re:** **Alphabet, Inc.**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed July 25, 2017**
> **File No. 001-37580**

Dear Mr. Page:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Revenues

Revenue Recognition, page 9

1. We note that you generally report revenue from ads placed on Google Network Members' properties on a gross basis. Please help us understand, and revise future filings as appropriate, if there are any circumstances in which you report revenue on a gross basis but you do not have the sole ability to monetize the advertising inventory. If such situations exist, please provide us with a specific and comprehensive discussion of how

you determined that you are the principal in these arrangements. Reference ASC 606-10-55-36 through 55-40.

2. Please provide us your analysis of principal versus agent considerations for digital content if revenue recognized is material. In this regard, tell us if revenue from sales of books, movies, music and other items made through Google Play is recognized on a gross or net basis. Reference ASC 606-10-55-36 through 55-40. In addition, to the extent that revenue recognized is material, please provide the disclosures required by ASC 606-10-50-12(c) as applicable.

3. With a view towards future disclosure, please tell us how you determined when to recognize revenue for items included within Other Revenues. Reference ASC 606-10-50-18 and 50-19.

4. Please tell us how you selected categories to present disaggregated revenue information. In this regard, we note your products, various properties and various ways customers may purchase advertising. We also note your disclosure on page 33 regarding how your results are impacted by increases in mobile searches and growth in YouTube revenue. Please tell us why you believe your current disclosures meet the objective of depicting how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Reference ASC 606-10-50-5.

5. We note that certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration and estimated based on the expected amount to be provided to customers. We also note that you have certain obligations for refunds. To the extent that these amounts are material and your estimates involve significant judgments, please revise your disclosure in future filings to explain how you determine the methods, assumptions and estimates used. Reference ASC 606-10-50-20.

Note 15. Information about Segments and Geographic Areas, page 28

6. We note that you operate your business in multiple operating segments and Google is your only reportable segment. Please clarify whether YouTube and Google Play represent or comprise operating segments that are aggregated into the Google reportable segment. If so, provide your analysis of how you satisfied the aggregation criteria outlined in ASC 280-10-50-11. In addition, factors used to aggregate operating segments into the Google segment should be disclosed, if applicable. Reference ASC 280-10-50-21(a).

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Costs and Expenses

Cost of Revenues, page 37

7. With a view towards future disclosures, please help us understand the nature of your Prepaid Revenue Share amounts in the Prepaid Revenue Share, Expenses and Other Assets balance sheet line-item. In this regard, it is unclear to us if the Prepaid Revenue Share amounts or any other capitalized amounts relate to fees paid to distribution partners, content providers or to fees reflected within other cost of revenues. To the extent applicable, please provide us with your analysis of ASC 340-40-50-2.

8. We note that the increases in TAC fees paid to distribution partners and the associated Google properties TAC rate were largely driven by a shift to mobile, which carries higher TAC primarily because more mobile searches are subject to TAC. Please clarify and include in future filings the reason for why more of your mobile searches are subject to higher traffic acquisition costs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services